SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 3 August 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐   Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐   No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  __________________.)
Enclosed:
News Release

August 3, 2011
STATEMENT
Ivanhoe Mines receives proceeds
of US$103 million from Monywa Trust
Ivanhoe Mines announced today that it has received US$103 million as payment for a promissory note from the Monywa Trust.
Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to an Ivanhoe Mines subsidiary.
Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since 2007.
After acquiring Ivanhoe’s former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider with potential purchasers or with the ultimate sale of the interest.
(For background, see the Monywa Copper Project Fact File at www.ivanhoemines.com/s/Monywa.asp; additional related statements at www.ivanhoemines.com/s/The_Facts.asp).
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Luke Distelhorst +1.604.331.9830. Media: Bob Williamson +1.604.331.9830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 3 August 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary